June 24, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed on May 26, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated June 9, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”). We would like to take this opportunity to confirm if the following proposed disclosure language would satisfy the Staff’s concerns prior to the filing of an additional amendment. The issued comments are set out below, together with our responses.

Amended Form 1-A filed May 26, 2021

Our Customers, page 25

1. We note your revised disclosure and response to comment 2. Please advise us of the approximate percentage of the 33,000 "potential customers" that paid an Order Fee pursuant to the Order Agreement filed as an exhibit. If the percentage suggests potential revenue significantly below the $1 billion on page 25 please revise to so indicate.

The Company intends to amend its disclosure to clarify the number of potential customers that have made a deposit towards the purchase of a Casita and the potential revenue of such orders compared to the potential revenue of all persons who have made a reservation for ordering a Casita. The intended language in provided in redline format below:

After the show we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU, we built three more units for the show. In January 2020, we debuted the “Casita” at the Builders Show and again received a high level of interest from potential customers. Rather than just making available “reservations”, we began taking deposits for position on our waitlist. As of the date of this offering circular, we have received over 2,100 deposits from potential customers of $100, 200, or $1,200 for over 4,700 Casitas, and in total we have received interest from more than ~~33~~38,000 additional potential customers wishing to reserve their place in line for when production of the Casita begins. While significantly below the full sales price of the Casita, we believe a significant percentage of these deposits will result in actual orders. Further, each of these potential customers have agreed to our Room Module Order Agreement (included as Exhibit 6.5), and the purchase of a single Casita by each of those potential customers represents potential revenue of more than $1 billion. While we are not guaranteed to receive these orders or revenue, this represents several years of production before we ever open our planned production facility.

Stockholders Agreement, page 34

2. We note your revised disclosure and response to comment 5. It appears that stockholder obligations relate solely to compliance with transfer restrictions. Please clarify any other material provisions a stockholder could be "liable for" as a breach of the agreement.

The Company intends to amend its disclosure to clarify what liabilities could occur as a result of breach of the Stockholders Agreement. The intended amended disclosure regarding the Stockholders Agreement under “Securities Being Offered” is provided below:

Stockholders Agreement

All holders of the company’s Common Stock and Series A-1 and Series A Preferred Stock will be subject to our Stockholders Agreement. The following summary is qualified in its entirety by the terms and conditions of the Stockholders Agreement itself.

Directors and Management of the Company

The Stockholders Agreement provides for control of the Board of Directors of the company by Paolo Tiramani and Galiano Tiramani. The Stockholder Agreement further provides for supermajority approval of the voting holders of Common Stock of the company for the company to undertake specified actions.

Restriction on Transfer

Holders of the Common Stock and Series A-1 and Series A Preferred Stock are restricted from transferring their shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the company. The purpose of this provision is to grant a measure of control to the Board of Directors to ensure that any transfer does not result in ownership interests by competitors of the company, or would create significant burdens or obligations for the company to comply with federal or state laws. For any transfer approved by the Board of Directors, the transferee will be required to become party to the Stockholders Agreement as well. ~~and satisfaction of the provisions of the Right of First Refusal granted to the company, Paolo Tiramani and Galiano Tiramani. This Right of First Refusal is a contingent right granted to the company, Paolo Tiramani and Galiano Tiramani that is not being qualified as part of this Offering Statement. The exercise of the contingent right may be effected pursuant to an applicable exemption from registration of securities as a result of the transaction being a non-issuer transaction, or under Rule 506(b) or (c) of Regulation D, as each of the potential purchasers exercising the right may qualify as an accredited investor under Rule 501 of Regulation D.~~

Release of ~~Liability~~Obligations Upon Transfer

As the Stockholders Agreement applies to senior management of the company as well as investors in this offering, it includes obligations that may not be applicable to all investors because of their circumstances. For instance, the Stockholders Agreement includes a requirement to maintain the confidentiality of non-public information about the company. However, an investor in this offering would likely only have access to public information, and never encounter an instance in which the investor would incur any liability to the company for sharing of such information. Other provisions, like the representation about the capacity or authority to enter into the Stockholders Agreement, if breached by the investor, may require corrective actions to be taken, which create liability to the company by the investor. Further, as noted above, the Stockholders Agreement includes certain restrictions on transfer which must be complied with, otherwise corrective actions would need to be taken, creating a liability to the company by the investor.

That said, investors will only be subject to the provisions of the Stockholders Agreement while holding the shares of the company. Should an investor transfer of all the shares held by the investor, in compliance with the Stockholders Agreement, the investor will have no further obligations under the Stockholders Agreement and not be liable to the company for any action that may be considered a breach of the Stockholders Agreement.

Termination of Stockholders Agreement

The Stockholders Agreement will terminate upon the earliest of (1) the consummation of an Initial Public Offering pursuant to an effective registration statement; (2) a merger or business combination resulting in the company being traded on a national securities exchange; (3) the date that there are no holders of the company’s equity securities; (4) dissolution or winding up of the company; or (5) by unanimous agreement of the stockholders of the company.

In addition, the Company notes that is has amended its Form of Stockholders Agreement and corresponding disclosure to remove the previously disclosed right of first refusal. The Company has also added an additional placement agent to this offering, and adjusted its fee and net proceeds disclosures to reflect this addition, along with updating the Form of Subscription Agreements to correct the reference to which financial statements are being provided to investors.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. The Company would appreciate a prompt review of its filed amendment to its Offering Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.